

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (415) 693-2222

Howard S. Balter
Chief Executive Officer
Ad.Venture Partners, Inc.
360 Madison Avenue, 21st Floor
New York, New York 10017

> **Re: Ad.Venture Partners, Inc.**
> **Response Letter to Oral Comments on Tax Disclosure to Amendment**
> **No. 2 to Form S-4, Issued July 26, 2007.**
> **Submitted July 30, 2007**
> **File No. 333-142319**

Dear Mr. Balter:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material U.S. Federal Income Tax Consequences of the Arrangement
General

1. We reissue comment 4 of our letter dated July 23, 2007.

Consequences of the Arrangement for U.S. Holders
Retraction or Redemption of Exchangeable Shares

2. Please revise the prospectus disclosure to delete the statement that the disclosure appearing under this heading constitutes "a summary of the material U.S. federal income tax consequences to U.S. Holders receiving exchangeable shares . . . ." Please note that the disclosure in this section must be the opinion of counsel with respect to all material tax consequences and not merely a summary of the opinion of such tax consequences.

3. To the extent that counsel is unable to opine with respect to any material tax consequence of the exchange, for instance because the facts are currently unknown or the law is unclear, the prospectus disclosure should state the reason for counsel's inability to opine and discuss the possible alternatives and risks to investors of each possible tax consequence. These factors should be specifically addressed under this heading, as the opinion of Cooley Godward, rather than referring to disclosure elsewhere in the tax disclosure, which the proposed exhibit filing states does not constitute the opinion of Cooley Godward. Similar revisions should be made with respect to the tax consequences of an exchange of the exchangeable shares if the issuance of such shares does not qualify as a reorganization, as discussed in the second bullet point under this heading.

Opinion of McCarthyTétrault LLP

4. Please submit a revised opinion of counsel with respect to Canadian tax matters that deletes the condition relating to the continuing accuracy of the information contained in the registration statement, as the tax opinion must speak as of the date of effectiveness of the registration statement. Submit a similarly revised opinion of Cooley Godward Kronish LLP with respect to the U.S. tax consequences of the exchange of the exchangeable shares issued by 6732097 Canada. Please also revise the prospectus disclosure to clarify that the tax opinion of Canadian counsel applies also to the disclosure appearing under "Redemption or Retraction of Exchangeable Shares by Purchaser."

5. The opinion of counsel should also be revised to remove qualifications that particular tax consequences (e.g., realization of a capital gain) will "generally" or "may" occur to clarify why counsel is unable to opine that the tax consequence in question "will occur," as well as providing a description of the degree of uncertainty in the opinion and risk factor disclosure setting forth the risk to investors.

6. The revised opinion should also state why it does not address holders of the exchangeable shares who are affiliates of Ad.Venture or 6732097 Canada and the possible outcomes and risks to investors as a result of the absence of a tax opinion on this matter. Similar revisions should be made to address the absence of an opinion as to the tax consequences of a redemption or repurchase of the exchangeable shares in exchange for shares of Ad.Venture.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kenneth L. Guernsey
Gian-Michele A. Marca
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, California 94111